Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports first quarter results

Saskatoon, Saskatchewan, Canada, May 1, 2019 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2019 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the outlook we provided for 2019 and the normal quarterly variation in contract deliveries, which are weighted to the second half of the year,” said Tim Gitzel, Cameco’s president and CEO.

“2018 ended with a lot of moving pieces, and that hasn’t changed through the first quarter. In fact, a number of pieces have been added. Despite this, we continue to execute on our strategy to add long-term value, doing what we said we would do.

“We see growing support for nuclear, and with more than 50 reactors under construction, demand is certain and predictable. However, supply is uncertain and declining. We have seen meaningful production cuts, and reductions in producer inventories, which has led to increased demand for uranium in the spot market from producers and financial players.

“As a result of the uncertainty created by declining primary supply and all the other moving pieces, we are starting to have off-market conversations with some of our best and largest customers about what it takes to support the operation of our tier-one assets longer term. These customers are recognizing the risk overreliance on finite sources of supply poses to security of supply longer term and want first mover advantage. In light of market access and trade policy issues affecting our market, they are increasingly looking for stable, commercial suppliers with long-lived assets and a proven operating track record.

“And while we are encouraged by the contracting activity, make no mistake, there is still a long way to go before we decide to restart McArthur River/Key Lake.”

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Net loss of $18 million; adjusted net loss of $33 million: Results are as expected driven by normal quarterly variations in contract deliveries and in accordance with our 2019 outlook. Adjusted net earnings is a non-IFRS measure, see page 3.

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Updated outlook for 2019 average realized price and unit cost of sales: We have updated the outlook provided for 2019 average realized price, unit cost of sales, and average purchase price to reflect the change in the uranium spot price since we released our fourth quarter results. See Outlook for 2019 in our first quarter MD&A.

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Increased long-term commitments to sell uranium in uranium segment: Based on our recent contracting activity, our long-term commitments to sell uranium have increased by 25 million pounds. Including our 2019 deliveries, we now have about 150 million pounds under contract in our uranium segment (previously 125 million). See Strategy in action in our first quarter MD&A.

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CRA tax dispute: On April 30, 2019, we announced the decision of the Tax Court of Canada (Tax Court) in our application to recover costs in the amount of about $38 million ($20.5 million for legal fees and $17.9 in disbursements), which were incurred over the course of this case. The Tax Court awarded $10.25 million in legal fees incurred, plus an amount for disbursements, which is yet to be determined. The amount of the award for disbursements will be determined by an officer of the Tax Court, which we expect will happen before the end of the year. We are optimistic we will recover all, or substantially all, of the $17.9 million in disbursements. See Transfer pricing dispute in our first quarter MD&A.

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Updated technical report for McArthur River/Key Lake filed: The report filed under Canadian Securities Administrators’ National Instrument 43-101 reflects a significant improvement on the economics since the last report filed in 2012 and highlights the value this asset is expected to create when it comes back into operation. See McArthur River Operation Northern Saskatchewan, Canada National Instrument 43-101 Technical Report on our website at cameco.com, or Uranium 2019 Q1 updates in our first quarter MD&A.

The financial information presented for the three months ended March 31, 2018 and March 31, 2019 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the first quarter of 2019, compared to the same period in 2018.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED MARCH 31
		IFRS	ADJUSTED
	Net earnings – 2018	55	23
	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	(21)	(21)
	Lower realized prices ($US)	(66)	(66)
	Foreign exchange impact on realized prices	11	11
	Higher costs	(5)	(5)

	Change – uranium	(81)	(81)

Fuel services	Higher sales volume	3	3
	Higher realized prices ($Cdn)	2	2
	Lower costs	3	3

	Change – fuel services	8	8

	Other changes
	Higher administration expenditures	(1)	(1)
	Lower exploration expenditures	4	4
	Change in reclamation provisions	(1)	—
	Higher earnings from equity-accounted investee	11	11
	Change in gains or losses on derivatives	46	1
	Change in foreign exchange gains or losses	(15)	(15)
	Gain on restructuring of JV Inkai in 2018	(49)	—
	Gain on customer contract restructuring in 2018	(6)	(6)
	Change in income tax recovery or expense	(7)	5
	Other	18	18

	Net losses – 2019	(18)	(33)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter and first three months of 2019 and compares it to the same periods in 2018.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2019	2018
Net earnings (losses) attributable to equity holders	(18)	55

Adjustments
Adjustments on derivatives	(23)	22
Reclamation provision adjustments	2	1
Gain on restructuring of JV Inkai	—	(49)
Income taxes on adjustments	6	(6)

Adjusted net earnings (losses)	(33)	23

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

					THREE MONTHS
					ENDED MARCH 31
HIGHLIGHTS					2019	2018	CHANGE
Uranium	Production volume (million lbs)				2.4	2.4	—
	Sales volume (million lbs)				4.8	6.6	(27)%
	Average realized price		($US/lb	)	32.05	42.92	(25)%
			($Cdn/lb	)	42.80	54.13	(21)%
	Revenue ($ millions)				207	359	(42)%
	Gross profit ($ millions)				(3)	78	(104)%
Fuel services	Production volume (million kgU)				3.8	3.9	(3)%
	Sales volume (million kgU)				3.0	2.4	25%
	Average realized price	($	Cdn/kgU	)	27.26	26.60	2%
	Revenue ($ millions)				83	64	30%
	Gross profit ($ millions)				20	12	67%

Management’s discussion and analysis and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2019, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2018, annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectation that contract deliveries are weighted to the second half of the year; our statements that we continue to execute on our strategy to add long-term value, we see growing support for nuclear, demand is certain and predictable, supply is uncertain and declining, and there is still a long way to go before we decide to restart McArthur River/Key Lake; our expectation that the amount of the disbursements award will be determined by an officer of the Tax Court before the end of the year; our statement that we are optimistic we will recover all, or substantially all, of the $17.9 million in disbursements; the value McArthur River/Key Lake is expected to create when it comes back into operation; and the expected dates for the announcement of our 2019 quarterly results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; a major accident at a nuclear power plant; the risk that our views on uranium demand and supply, growth in support for nuclear, and value created when McArthur River/Key Lake comes back into operation prove to be inaccurate; an unfavourable determination of the officer of the Tax Court or delays in making a determination of the amount of our disbursements award; unexpected changes in our production, purchases, sales, costs, deliveries, and government regulations or policies; trade restrictions, including the outcome of the investigation initiated by the US Department of Commerce under Section 232 of the Trade Expansion Act; taxes and currency exchange rates; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts prove to be incorrect; and the risk that we may be delayed in announcing our 2019 quarterly results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in support for nuclear, and prices; our production, purchases, sales, deliveries, and costs; taxes and currency exchange rates; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; the successful outcome of any litigation or arbitration claims; the successful outcome and timing of the determination of our disbursements award; and our ability to announce our 2019 quarterly results when expected.

Please also review the discussion in our most recent annual and first quarter MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Wednesday, May 1, 2019, at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 1, 2019, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 3073)

2019 quarterly report release dates

We plan to announce our remaining 2019 quarterly results as follows:

•	second quarter consolidated financial and operating results: before markets open on July 25, 2019

•	third quarter consolidated financial and operating results: before markets open on November 1, 2019

The 2019 date for the announcement of our fourth quarter and 2019 consolidated financial and operating results will be provided in our 2019 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries: Rachelle Girard 306-956-6403	Media inquiries: Carey Hyndman 306-956-6317